NO ACT

PE
11-25-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08070040

Received SEC
DEC 1 0 2008
Washington, DC 20549

December 10, 2008

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-10-08

Steve W. Milton
Counsel & Assistant Secretary
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, TX 75261-9100

Re: Kimberly-Clark Corporation
Incoming letter dated November 25, 2008

Dear Mr. Milton:

This is in response to your letter dated November 25, 2008 concerning the shareholder proposal submitted to Kimberly-Clark by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 1 2 2009 E
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Patrick Doherty
Bureau of Asset Management
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

December 10, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Kimberly-Clark Corporation
Incoming letter dated November 25, 2008

The proposal requests that the board commit to the implementation of a code of conduct based on ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights and commit to a program of outside, independent monitoring.

There appears to be some basis for your view that Kimberly-Clark may exclude the proposal under rule 14a-8(i)(12)(iii). Accordingly, we will not recommend enforcement action to the Commission if Kimberly-Clark omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Kimberly-Clark

Steve W. Milton
Counsel & Assistant Secretary

RECEIVED
2008 NOV 25 AM 10:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 25, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Kimberly-Clark Corporation 2009 Annual Meeting
Stockholder Proposal of the Office of the Comptroller of New York City

Ladies and Gentlemen:

This statement and enclosed materials are submitted on behalf of Kimberly-Clark Corporation (the "Corporation") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Corporation is hereby notifying the staff of the Division of Corporation Finance (the "Staff") of its intention to exclude a stockholder proposal from the Corporation's proxy materials for its 2009 Annual Meeting of Stockholders. A copy of the proposal (the "Proposal"), submitted by the Office of the Comptroller of New York City, is attached as Exhibit A. Also included in Exhibit A is a copy of a letter by the Corporation to the proponent requesting withdrawal of the Proposal, to which we received no response from the proponent.

In accordance with Rule 14a-8, we hereby respectfully request that the Staff confirm that enforcement action will not be recommended against the Corporation if the Proposal is omitted from its 2009 proxy materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. A copy of this letter and its attachments are being mailed on this date to the Office of the Comptroller in accordance with Rule 14a-8(j), informing it of the Corporation's intention to omit the Proposal from its 2009 proxy materials. The Corporation intends to begin distribution of its definitive 2009 proxy materials on or about March 20, 2009. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Corporation files its definitive 2009 proxy materials with the Securities and Exchange Commission.

It is the Corporation's view that the Proposal may be properly omitted in accordance with Rule 14a-8(i)(12)(iii). Under this Rule, if a proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in a company's proxy materials at least three times within the preceding five calendar years, then the company may exclude the proposal from its proxy materials for any meeting held within three calendar years of its last submission to stockholders if the proposal received less than 10 percent of the vote at that time.

P.O.Box 619100 Dallas, Texas 75261-9100
(972) 281-1204

Background

The Proposal requests that the Corporation commit itself to the implementation of a code of conduct based on the International Labor Organization human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights by its international suppliers and in its own international production facilities, and commit to a program of outside, independent monitoring of compliance with these standards. The Proposal is virtually identical to stockholder proposals included in the Corporation's 2008, 2007, 2006 and 2005 proxy materials. These previous proposals are reproduced as Exhibits B, C, D and E respectively. Notably, each proposal requests the Corporation to implement virtually identical human rights standards and independent outside monitoring, with virtually identical "whereas" clauses that serve as the supporting statements.

Discussion

Rule 14a-8(i)(12) does not require that a proposal be identical to previous proposals for it to be excluded, but rather provides for exclusion if a proposal addresses substantially the same subject matter as previous proposals. *See* Bristol-Myers Squibb Co. (Feb. 11, 2004); ChevronTexaco Corp. (Feb. 3, 2004). In fact, the Staff has indicated that the overall substantive concern raised by the proposal is the essential factor in determining whether or not a proposal may be excluded rather than the specific language or proposed action contained in the proposals. *See* Rel. No. 34-20091 (Aug. 16, 1983). This standard is met in the present case. The Proposal is virtually identical to each of the prior proposals attached as Exhibits B, C, D and E, and each deals with the same substantive issue: implementation of a code of conduct regarding human rights standards and outside, independent monitoring.

As reported in the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, the stockholder proposal attached as Exhibit B received 28,059,325 votes for and 264,392,294 votes against at the Corporation's 2008 annual meeting. The result of the vote as reported in the Form 10-Q is attached as Exhibit F. The votes supporting this proposal constituted approximately 9.6 percent of votes cast. In determining this percentage, the Corporation has disregarded abstentions and broker non-votes in accordance with Staff Legal Bulletin No. 14. Accordingly, this vote falls short of the 10 percent threshold required for resubmission of a substantially similar proposal within the subsequent three-year period.

Conclusion

Based on the foregoing analysis, the Corporation believes it may properly exclude the Proposal from its 2009 proxy materials under Rule 14a-8(i)(12)(iii). Accordingly, we respectfully request that the Staff concur that it will not recommend enforcement action if the Corporation omits the Proposal from its 2009 proxy materials. If you have any questions, or if the Staff is not able to concur with the Corporation's conclusion without additional information or discussion, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of any written response.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If you have any questions or need any further information, please call the undersigned at (972) 281-1204. I may also be reached by facsimile at (920) 969-4546 and would appreciate any response to be sent to us by facsimile at this number.

Sincerely,

Exhibit A

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

October 14, 2008

RECEIVED
OCT 20 2008
DALLAS LEGAL DEPT

Mr. Timothy C. Everett
Vice President and Secretary
Kimberly-Clark Corporation
P. O. Box 619100
Dallas, TX 75261-9100

Dear Mr. Everett:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO) and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights. Its adoption would benefit the company by helping to ensure that it is not associated with human rights violations in the workplace.

Letters from The Bank of New York certifying the funds' ownership continually for over a year, of shares of Kimberly-Clark Corporation common stock are enclosed. Each fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

We would be happy to discuss this initiative with you. Should the Company's board of directors decide to endorse its provision, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2651.

Very truly yours,

Patrick Doherty

Enclosures

PD:ma

Kimberly-Clark - Global Labor Standard

KIMBERLY-CLARK CORPORATION GLOBAL HUMAN RIGHTS STANDARDS

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

Whereas, Kimberly-Clark Corporation currently has overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights, and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights ("UN Norms"), which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain collectively. (ILO Conventions 87 and 98; UN Norms, section D9).

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135; UN Norms, section D9)

3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Conventions 100 and 111;UN Norms, section B2).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105; UN Norms, section D5).

5. There shall be no use of child labor. (ILO Convention 138; UN Norms, section D6), and,

Whereas, independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights, by its international suppliers and in its own international production facilities, and commit to a program of outside, independent monitoring of compliance with these standards.

PD:ma

Global labor standards

BNY MELLON
ASSET SERVICING

US Securities Services

October 14, 2008

To Whom It May Concern

Re: Kimberly Clark Corporation CUSIP#: 494368103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 12, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 60,048 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

BNY MELLON
ASSET SERVICING

US Securities Services

October 14, 2008

To Whom It May Concern

Re: Kimberly Clark Corporation CUSIP#: 494368103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 12, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 210,428 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

October 14, 2008

To Whom It May Concern

Re: Kimberly Clark Corporation CUSIP#: 494368103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 12, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 435,766 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

BNY MELLON
ASSET SERVICING

US Securities Services

October 14, 2008

To Whom It May Concern

Re: Kimberly Clark Corporation CUSIP#: 494368103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 12, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 496,413 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

October 14, 2008

To Whom It May Concern

Re: Kimberly Clark Corporation CUSIP#: 494368103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 12, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 22,011 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

Kimberly-Clark

Steve W. Milton
Counsel & Assistant Secretary

November 11, 2008

Via Overnight Mail

Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Re: Kimberly-Clark Corporation Stockholder Proposal

Dear Mr. Doherty:

Kimberly-Clark Corporation has received the stockholder proposal submitted by the Office of the Comptroller on behalf of the funds described therein regarding the implementation of global human rights standards.

We have included this proposal in the proxy statements for our 2008, 2007, 2006 and 2005 annual meetings of stockholders. In 2008, the most recent time in which the proposal was submitted to our stockholders, the proposal received approximately 9.6 percent of the vote (excluding abstentions).

Rule 14a-8(i)(12)(iii) permits a company to exclude a proposal, if the proposal deals with substantially the same subject matter as other proposals that have been previously included in the company's proxy materials within the preceding five calendar years, for any meeting held within three calendar years of the last time it was included if the proposal received less than ten percent of the vote on its last submission to shareholders and was proposed three times or more within the preceding five calendar years.

As a result, we are requesting that the Comptroller, on behalf of the funds, withdraw the proposal from consideration at the 2009 annual meeting, on the basis of Rule 14a-8(i)(12).

Please let me know by November 20, 2008 if the proposal will be withdrawn. In the meantime, if you have any questions, please do not hesitate to contact me at (972) 281-1204.

Sincerely,

P.O.Box 619100 Dallas, Texas 75261-9100
(972) 281-1204

Exhibit B

2008 Proposal

KIMBERLY-CLARK CORPORATION
GLOBAL HUMAN RIGHTS STANDARDS

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

Whereas, Kimberly-Clark Corporation currently has overseas operations, and

Whereas , reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations have led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas , corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas , a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas , many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights, and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights ("UN Norms"), which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain collectively. (ILO Conventions 87 and 98; UN Norms, section D9).

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135; UN Norms, section D9)

3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Conventions 100 and 111;UN Norms, section B2).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105; UN Norms, section D5).

5. There shall be no use of child labor. (ILO Convention 138; UN Norms, section D6), and,

Whereas , independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore , be it resolved that the shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights, by its international suppliers and in its own international production facilities, and commit to a program of outside, independent monitoring of compliance with these standards.

Exhibit C

2007 Proposal

KIMBERLY-CLARK CORPORATION
GLOBAL HUMAN RIGHTS STANDARDS

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

Whereas, Kimberly-Clark Corporation currently has overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights, and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights ("UN Norms"), which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain collectively. (ILO Conventions 87 and 98; UN Norms, section D9).
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135; UN Norms, section D9).
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Conventions 100 and 111; UN Norms, section B2).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105; UN Norms, section D5).
5. There shall be no use of child labor. (ILO Convention 138; UN Norms, section D6), and,

Whereas , independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore , be it resolved that the shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights, by its international suppliers and in its own international production facilities, and commit to a program of outside, independent monitoring of compliance with these standards.

<u>**Exhibit D**</u>

2006 Proposal

KIMBERLY-CLARK CORPORATION
GLOBAL HUMAN RIGHTS STANDARDS

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

Whereas, Kimberly-Clark Corporation currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights, and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights ("UN Norms"), which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain collectively. (ILO Conventions 87 and 98; UN Norms, section D9).
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135; UN Norms, section D9).
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Conventions 100 and 111;UN Norms, section B2).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105; UN Norms, section D5).
5. There shall be no use of child labor. (ILO Convention 138; UN Norms, section D6), and,

Whereas, independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights, by its international suppliers and in its own international production facilities, and commit to a program of outside, independent monitoring of compliance with these standards.

Exhibit E

2005 Proposal

" KIMBERLY-CLARK CORPORATION
GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Kimberly-Clark Corporation, Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights, and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights ("UN Norms"), which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain collectively. (ILO Conventions 87 and 98; UN Norms, section D9).
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135; UN Norms, section D9)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Conventions 100 and 111;UN Norms, Section B2).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105; UN Norms, section D5).
5. There shall be no use of child labor. (ILO Convention 138; UN Norms, section D6), and,

Whereas, independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights, by its international suppliers and in its own international production facilities, and commit to a program of outside, independent monitoring of compliance with these standards."

Exhibit F

Result of Vote on 2008 Proposal
(As Reported in Form 10-Q)

Item 4. Submission of Matters to a Vote of Security Holders.

The 2008 Annual Meeting of Stockholders of the Corporation was held on Thursday, April 17, 2008, at the Four Seasons Resort and Club, 4150 North MacArthur Boulevard, Irving, Texas. Represented at the meeting in person or by proxy were 380,719,755 shares of common stock, or 90.57 percent of all shares of common stock outstanding.

* * * * *

Other Matters Voted on at Annual Meeting

The stockholders also voted on seven proposals at the meeting. The following table shows the vote tabulation for the shares represented at the meeting:

Proposal	Votes For	Votes Against	Abstain	Broker Non-votes
Ratification of Auditors	371,311,483	5,933,054	3,475,218	0
Approval of Amended and Restated Certificate of Incorporation to Eliminate Supermajority Voting Provisions	372,770,134	3,863,257	4,086,364	0
Stockholder Proposal Regarding Qualifications for Director Nominees	7,481,744	324,110,004	5,155,142	43,972,865
Stockholder Proposal Regarding Adoption of Global Human Rights Standards Based on International Labor Conventions	28,059,325	264,392,294	44,294,571	43,973,565
Stockholder Proposal Regarding Special Shareholder Meetings	202,836,030	129,463,753	4,447,107	43,972,865
Stockholder Proposal Regarding Cumulative Voting	138,727,323	193,649,680	4,369,887	43,972,865
Stockholder Proposal Regarding Amendment of Bylaws to Establish a Board Committee on Sustainability	14,375,210	282,012,166	40,359,513	43,972,865

END